SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 18, 2007

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STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

____________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No   X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No   X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Enclosure:	A press released dated January 16, 2007 announcing that STMicroelectronics remains committed to technology alliances in Crolles.

STMicroelectronics Remains Committed to
Technology Alliances in Crolles

Crolles, France, January 16, 2007 – STMicroelectronics (NYSE: STM), one of the world’s leading semiconductor companies, has today restated its strong commitment to technology alliances with partners. The Company confirms the continuation of its technology development at Crolles, following the announcement of the withdrawal, at the end of 2007, of NXP Semiconductors from the Crolles2 Alliance among ST, Freescale, and NXP.

The Crolles2 Alliance partners will work together to complete the program on 45nm CMOS and effectively manage the transition throughout 2007.

STMicroelectronics strongly believes that the shared R&D business model, exemplified by the Crolles2 Alliance, contributes to the fast acceleration of semiconductor process technology development. ST is therefore pursuing an expansion of its portfolio of alliances and is now in discussions with major semiconductor companies to continue and reinforce technology cooperation in Crolles, as of 2008.

The Crolles2 Alliance was formed in 2000 and renewed in 2002 when Freescale (then Motorola) joined the existing alliance of STMicroelectronics and NXP (then Philips Semiconductors) to create and manufacture future-generation technologies and System-on-Chip solutions more quickly and more cost-effectively. The Alliance consolidates the work of three of the world’s leading industry players in semiconductor research and process and library development with the mission to develop advanced processes. In 2002, the partners of the Crolles2 Alliance also signed a joint development program with TSMC for process technology alignment. Additionally, in 2004, the partners of the Alliance signed the Nanotec-300 research program with CEA-LETI for development of the 45 and 32nm process technology nodes, thus further extending the partnership.

The Crolles2 facility is one of the world’s most advanced centers for R&D and the results achieved there have been instrumental in maintaining Europe’s place as a stronghold in the semiconductor industry. The Crolles2 Alliance has delivered outstanding results for the 90nm and 65nm generations, and has contributed significantly to the technology strength of the member companies who have continually ranked in the global top 10 of semiconductor companies.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2005, the Company’s net revenues were $8.88 billion and net earnings were $266 million. Further information on ST can be found at www.st.com.

For further information, please contact

INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 18, 2007	By: /s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer

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